                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM U-9C-3

                                QUARTERLY REPORT


                      FOR THE QUARTER ENDED MARCH 31, 2004



   Filed Pursuant to Rule 58 of the Public Utility Holding Company Act of 1935



    This report is being submitted as a combined filing for NiSource Inc. and
                             Columbia Energy Group.



 Please direct all inquiries to Jeffrey Grossman, Vice President and Controller of NiSource Inc. at 219-647-5675



                       NISOURCE INC./COLUMBIA ENERGY GROUP
                                801 E 86th Avenue
                             Merrillville, IN 46410

                                    CONTENTS

                                                                                                                Page
                                                                                                                ----
ITEM 1.  ORGANIZATION CHART..............................................................................         3

ITEM 2.  ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS..................................         4

ITEM 3.  ASSOCIATE TRANSACTIONS..........................................................................         4

ITEM 4.  SUMMARY OF AGGREGATE INVESTMENT.................................................................         5

ITEM 5.  OTHER INVESTMENTS...............................................................................         5

ITEM 6.  FINANCIAL STATEMENTS AND EXHIBITS...............................................................         5

EXHIBITS.................................................................................................         6

SIGNATURE................................................................................................         7

EXHIBIT A................................................................................................         8

ITEM 1. ORGANIZATION CHART

                                                                                              PERCENTAGE
                                          ENERGY OR                                           OF VOTING
                                         GAS-RELATED        DATE OF           STATE OF        SECURITIES
NAME OF REPORTING COMPANY                  COMPANY        ORGANIZATION      ORGANIZATION         HELD        NATURE OF BUSINESS
----------------------------------------------------------------------------------------------------------------------------------
Columbia Deep Water Services             Gas-related        01/07/98          Delaware           100%      (Non-FERC)
Company (Deep Water)                                                                                       jurisdictional gas
                                                                                                           pipeline development

Granite State Gas Transmission           Gas-related        10/24/55        New Hampshire        100%      Interstate gas pipeline
EnergyUSA-TPC Corporation              Energy-related       08/10/00          Delaware           100%      Gas marketing
KGF Trading Company                    Energy-related       07/31/92           Indiana           100%      Marketing company
Crossroads Pipeline Company              Gas-related        04/05/93           Indiana           100%      Interstate gas pipeline
NI Energy Services Transportation,       Gas-related        06/18/98           Indiana           100%      Interstate gas pipeline
Inc.
NI-TEX, Inc.                             Gas-related        08/26/88           Indiana           100%      Intrastate gas pipeline
NiSource Energy Technologies, Inc.     Energy-related       10/27/00           Indiana           100%      Development of fuel
                                                                                                           cell technology
NESI Power Marketing, Inc. (1)         Energy-related       07/18/96           Indiana           100%      Gas Marketing
SunPower Corporation                   Energy-related       04/24/85         California         14.7%      Development of energy
                                                                                                           technologies
NewPower Holdings                      Energy-related       06/29/00          Delaware           1.0%      Gas Marketing
Acumentrics Corporation                Energy-related       08/18/94        Massachusetts        3.1%      Developer of Solid
                                                                                                           Oxide Fuel Cells

(1) NESI Power Marketing, Inc. was inactive at 3/31/04

Note: Previously reported EnergyUSA-Appalachian Corp. and NI-TEX Gas Services, Inc. were dissolved in 2003

ITEM 2. ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

SECURITIES:

 Company       Type of        Principal                                    Person to        Collateral      Consideration
  Issuing     Security        Amount of     Issue or       Cost of       Whom Security      Given with      Received for
 Security      Issued         Security       Renewal       Capital        was Issued         Security       Each Security
-------------------------------------------------------------------------------------------------------------------------

None

CAPITAL CONTRIBUTIONS:

        Company                      Company
     Contributing                   Receiving                    Amount of
        Capital                      Capital               Capital Contribution
-------------------------------------------------------------------------------

None

ITEM 3. ASSOCIATE TRANSACTIONS

PART I. TRANSACTIONS PERFORMED BY REPORTING COMPANIES ON BEHALF OF ASSOCIATE COMPANIES

  Reporting      Associate
   Company        Company        Types of       Direct      Indirect                  Total
  Rendering      Receiving       Services        Costs        Costs      Cost of     Amount
  Services       Services        Rendered       Charges      Charges     Capital     Billed
-------------------------------------------------------------------------------------------

None

PART II. TRANSACTIONS PERFORMED BY ASSOCIATE COMPANIES ON BEHALF OF REPORTING COMPANIES

   Associate Company       Reporting Company      Types of Services    Direct Costs  Indirect Costs   Cost of     Total Amount
  Rendering Services       Receiving Services          Rendered          Charged        Charges       Capital        Billed
--------------------------------------------------------------------------------------------------------------------------------

Columbia Gulf                                        Operation &
Transmission                   Deep Water            Maintenance                         $11,418        None           $ 11,418

NiSource Corporate
Services Company          Columbia Deep Water       Administrative          $  8,651                    None           $  8,651

NiSource Corporate
Services Company         NiSource Energy Tech.      Administrative          $106,908                    None           $106,908

NiSource Corporate
Services Company           Granite State Gas        Administrative          $ 94,666                    None           $ 94,666

NiSource Corporate
Services Company          Crossroads Pipeline       Administrative          $ 82,621                    None           $ 82,621

ITEM 4. SUMMARY OF AGGREGATE INVESTMENT

($ in thousands)
----------------------------------------------------------------------------------------------------------------------
INVESTMENTS IN ENERGY-RELATED COMPANIES:
    Total consolidated capitalization as of March 31, 2004                     $ 10,552,632                     Line 1

    Total capitalization multiplied by 15% (line 1 multiplied by 0.15)            1,582,895                     Line 2

    Greater of $50 million or line 2                                                             $ 1,582,895    Line 3

    Total current aggregate investment: (categorized by major line of energy-related business)
    Energy-related business                                                              --
                                                                               ------------
    Total current aggregate investment                                                           $        --    Line 4
                                                                                                 -----------
    Difference between the greater of $50 million or 15% of
    capitalization and the total aggregate investment of the registered
    holding company system (line 3 less line 4)                                                  $ 1,582,895    Line 5

INVESTMENTS IN GAS-RELATED COMPANIES:
    Total current aggregate investment: (categorized by major line of energy-related business)
    Energy-related business                                                              --
                                                                               ------------
    Total current aggregate investment                                                           $        --
                                                                                                 -----------

ITEM 5. OTHER INVESTMENTS

 Major Line of Energy-         Other Investment in          Other Investment in        Reason for difference
   Related Business            last U-9C-3 Report           this U-9C-3 Report          in Other Investment
------------------------------------------------------------------------------------------------------------

         None                    $1,849,261,595               $1,757,295,903                     *

* For Columbia, the scope of the reporting of other investments includes investments, including gas-related guarantees, made before February 14, 1997, in pre-existing subsidiaries that could have been acquired pursuant to Rule 58 (b) (2). These companies include Columbia Gas Transmission Corp., Columbia Gulf Transmission Co., Columbia Natural Resources, Inc., Columbia Energy Services Corp., and Columbia Propane Corp.

* For NiSource Inc. the scope of the reporting of other investments includes investments made prior to 11-1-00 in pre-existing subsidiaries that could have been acquired pursuant to Rule 58(b)(2).

ITEM 6. FINANCIAL STATEMENTS AND EXHIBITS

List all financial statements and exhibits filed as a part of this report.

Confidential treatment requested.

                                    EXHIBITS


1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

         NOT APPLICABLE

2. Certificate stating that a copy of the reports for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

         EXHIBIT A




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

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                      NiSource Inc
                                             -----------------------------------
                                                      (Registrant)



Date: May 11, 2004                        By: /s/ Jeffrey W. Grossman
                                              ----------------------------------
                                                     Jeffrey W. Grossman
                                                       Vice President
                                                (Principal Accounting Officer
                                                and Duly Authorized Officer)



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